State of Delaware
Secretary of State
Division of Corporations
Delivered 01:45 PM 10/06/2022
FILED 01:45 PM 10/06/2022
SR 20223713048 - File Number 7070769

STATE OF DELAWARE
CERTIFICATE OF FORMATION
OF
WILD BUILDINGS, LLC

The undersigned, an authorized natural person, for the purpose of forming a limited liability company pursuant to the Delaware Limited Liability Company Act, hereby certifies as follows.

FIRST: The name of the limited liability company (the "Company") is:

WILD BUILDINGS, LLC

SECOND: The address of the registered office of the Company in the State of Delaware is c/o Corporation Service Company, 251 Little Falls Drive, Wilmington Del. 19808, New Castle County, Delaware. The name of the registered agent of the Company at such address is Corporation Service Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate on this 4th day of October 2022.

EDWARD WENDER, Authorized Person